EverCommerce Inc.
3601 Walnut Street, Suite 400
Denver, Colorado 80205

November 19, 2021

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:
Withdrawal of Registration Statement on Form S-l (File No. 333-261085)

Ladies and Gentlemen:

On November 15, 2021, EverCommerce Inc. (the "Company") filed a Registration Statement on Form S-1 (File No. 333-261085) (together with the exhibits and amendments thereto, the "Registration Statement") with the Securities and Exchange Commission (the "Commission"). The Registration Statement was declared effective by the Commission at 5:30 p.m., Eastern time, on November 17, 2021.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company is seeking withdrawal of the Registration Statement because, in light of market conditions, it no longer wishes to conduct a public offering of securities at this time. The Company advises the Commission  that no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration  Statement  is consistent  with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding these matters, please contact our counsel, Latham & Watkins LLP, by calling Benjamin Cohen at (212) 906-1623.

Thank you for your assistance in this matter.

Sincerely,

EverCommerce Inc.

By:	Isl Lisa Storey
Lisa Storey
General Counsel

cc:
(via email)
Marc Thompson, EverCommerce Inc.
Benjamin Cohen, Latham & Watkins LLP